Exhibit 99.1

Starfield Announces Final Closing Of Private Placement Of Units

/Not for distribution to U.S. newswire services or for dissemination in the U.S./

TORONTO, June 20, 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) ("Starfield" or the "Company") today announced it has closed its previously announced private placement offering of units led by M Partners Inc. (the "Offering").

Together with the flow-through unit closing announced on May 30, 2011, and this closing, the Company raised a total of $5,153,285.

The Offering consisted of the sale of $1,363,650 of units (the "Units") at a price of $0.05 per Unit. Each Unit consisted of one common share and one common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one additional common share of Starfield at a price of $0.08 for 24 months from the closing date. All securities issued under the Offering will be subject to a hold period of four months plus one day extending from the closing date of the Offering.

The Company intends to use the net proceeds from this closing for exploration on its Stillwater property in Montana and for general operating expenses. The proceeds from the previously announced closing of flow through funds will be used for exploration at the Company's Ferguson Lake property in Nunavut, including the advancement of the Hydromet project.

In connection with the Offering, the Company paid a cash commission of 8% of the gross proceeds of the Offering.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non NI 43-101 and not to be relied on); the Moonlight copper project in California; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 15:42e 20-JUN-11